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Exhibit 21


LIST OF SUBSIDIARIES

         1.    Roadway Express International, Inc., a Delaware corporation
         2.    TNL-Roadway S.A. de C.V., a Mexican corporation
         3.    Roadway Express, B.V., a Netherlands corporation
         4.    Roadway Express (Canada), Inc., an Alberta corporation
         5.    Rexsis, Inc., an Ohio corporation
         6.    Transcontinental Lease S.A. de C.V., a Mexican corporation
         7.    Reimer Express Lines (REL), Ltd., a Canadian corporation